FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Merit Makes Snow Removal a Clean Sweep Using Magic Software Mobile App

Press Release

Merit Makes Snow Removal a Clean Sweep Using Magic Software Mobile App

Custom mobile work order application integrates with Oracle’s JD Edwards EnterpriseOne and AccuWeather to improve efficiency and customer service

Or Yehuda, Israel, March 30, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Merit Service Solutions, a national leader in facilities maintenance, has transformed the way it works with its local snow removal contractors by deploying a mobile app that leverages digital capabilities to increase operational efficiency, expedite billing and improve customer service. The app is powered by Magic’s Enterprise Mobility Solution.

Merit’s mobile app enables hundreds of their service providers across America to receive work orders, enter relevant information, and attach photos and customer signatures verifying job completion when relevant. The innovative app combines location information from Google Maps along with predictive, actual, and certified precipitation data from AccuWeather for use in planning, billing and reporting. For example, service providers can quickly locate nearby customer sites and anticipated snowfall amounts. Management can automatically see when providers have been to a service area, and billing data is automatically generated based on AccuWeather’s certified data for the customer’s geolocation. Integration with Oracle’s JD Edwards EnterpriseOne via the Magic xpi Integration Platform’s optimized adapter keeps Merit’s ERP system updated according to real-time service completion. The app also includes offline capabilities to make sure work can continue and no data is lost in cases of loss of internet coverage.

“We manage approximately 2,000 customer sites and wanted a way to take advantage of today’s digital and mobile capabilities to streamline processes, and provide the best experience to our customers and our service providers,” stated Kevin Craig, Chief Operations Officer at Merit Services. “I am happy to report that Magic’s solution, combining both mobile and back-end integration under one technology stack, not only provided all the capabilities we demanded, it has also passed the test of an epic blizzard, enabling us to provide our customers with the timely services they expect, even under the most demanding circumstances.”

“We are happy to have played a key role in Merit’s digital transformation,” stated Eyal Karny, CEO at Magic Americas. “By looking at the complete business process, Merit understood the importance of a single solution that provided real-time integration with Oracle’s JD Edwards EnterpriseOne and rapid mobile deployment. Magic’s Oracle Validated Integration (OVI) status achieved via the Oracle PartnerNetwork (OPN) along with our cross-platform development capabilities enabled us to deliver the entire solution.”

Magic Software Enterprises began working with Merit Service Solutions in April 2015.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

About Merit Service Solutions

Merit Service Solutions (Merit), a national leader in facilities maintenance. A performance-driven exterior maintenance provider, Merit is committed to offering results that add real value creating safe, attractive and efficient commercial properties. The company offers a broad range of exterior facilities services, from landscape and parking lot maintenance services to snow and ice management services to capital improvements and enhancements. For more information visit, www.meritservicesolutions.com

About Oracle PartnerNetwork

Oracle PartnerNetwork (OPN) is Oracle's partner program that provides partners with a differentiated advantage to develop, sell and implement Oracle solutions. OPN offers resources to train and support specialized knowledge of Oracle’s products and solutions and has evolved to recognize Oracle’s growing product portfolio, partner base and business opportunity. Key to the latest enhancements to OPN is the ability for partners to be recognized and rewarded for their investment in Oracle Cloud. Partners engaging with Oracle will be able to differentiate their Oracle Cloud expertise and success with customers through the OPN Cloud program – an innovative program that complements existing OPN program levels with tiers of recognition and progressive benefits for partners working with Oracle Cloud. To find out more visit: http://www.oracle.com/partners.

About Oracle Validated Integration

Oracle Validated Integration, available through the Oracle PartnerNetwork (OPN), gives customers confidence that the integration of complementary partner software products with Oracle Applications and specific Oracle Fusion Middleware solutions have been validated, and the products work together as designed. This can help customers reduce risk, improve system implementation cycles, and provide for smoother upgrades and simpler maintenance. Oracle Validated Integration applies a rigorous technical process to review partner integrations. Partners who have successfully completed the program are authorized to use the “Oracle Validated Integration” logo. For more information, please visit Oracle.com at http://www.oracle.com/us/partnerships/solutions/index.html.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Trademarks
Magic is a registered trademark of Magic Software Enterprises Ltd. Oracle and Java are registered trademarks of Oracle and/or its affiliates.

All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	1.1 Merit Makes Snow Removal a Clean Sweep Using Magic Software Mobile App

Exhibit 10.1